Exhibit 11a

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Offering Circular constituting a part of this Offering Statement on Form 1-A POS of our report dated April 30, 2021 with respect to the financial statements of SavvyShares LLC as of December 31, 2020 and the period from January 2, 2020 (inception) to December 31, 2020 and related notes to the financial statements (which report includes an explanatory paragraph regarding the existence of substantial doubt about SavvyShares LLC’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Offering Circular which is part of this Offering Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

June 25, 2021